Exhibit 99.57

RECEIPT

Blue Moon Metals Inc

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated September 12, 2025 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

September 12, 2025

Larissa M. Streu

Larissa M. Streu

Manager, Corporate Disclosure

Corporate Finance

SEDAR+ Filing Number 6337786